SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

4Cable TV International, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

351038104
(CUSIP Number)

Steven K. Richey 1248 Highway 501 Business Conway, South Carolina 29526 (843) 347-4933
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Mark C. Lee, Esq. Greenberg Traurig, LLP 1201 K Street, Suite 1100 Sacramento, California 95814

September 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351038 104

1		NAME OF REPORTING PERSONS Steven K. Richey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,038,140 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,038,140 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,038,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.04% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
___________________________
(1) Shares are held jointly by Steven K. Richey and Susan Richey.
(2) Based on 44,550,000 shares of Common Stock outstanding on September 30, 2013.

Page 3 of 8]

CUSIP No. 351038 104

1		NAME OF REPORTING PERSONS Susan Richey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,038,140 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,038,140 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,038,140
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.04% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IN
___________________________
(1) Shares are held jointly by Steven K. Richey and Susan Richey.
(2) Based on 44,550,000 shares of Common Stock outstanding on September 30, 2013.

CUSIP No. 351038 104

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of 4Cable TV International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1248 Highway 501 Business, Conway, South Carolina 29526.

Item 2.                      Identity and Background

(a)           This Schedule 13D is being filed by Steven K. Richey and Susan Richey (collectively the “Reporting Persons”).

(b)           The business address of the Reporting Persons is 1248 Highway 501 Business, Conway, South Carolina 29526.

(c)           The principal occupation or employment of Steven K. Richey is Director, President and Chief Executive Officer of the Issuer.  The principal occupation or employment of Susan Richey is Director and Secretary of the Issuer.  The business address of such organization of employment is 1248 Highway 501 Business, Conway, South Carolina 29526.

(d)           During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Persons received 8,038,140 shares (the “Shares”) of Common Stock in exchange for shares of capital stock of 4Cable TV, Inc., a  South Carolina corporation ("4Cable-SC"), in connection with the acquisition by the Issuer of the outstanding shares of 4Cable-SC through a voluntary share exchange with the shareholders of 4Cable-SC, including the Reporting Persons (collectively, the "Selling Shareholders"), pursuant to a Share Exchange Agreement (the “Agreement”), by and among the Issuer, 4Cable-SC, and the Selling Shareholders. The Agreement was filed with the Securities and Exchange Commission on April 8, 2013 on a Current Report on Form 8-K.  The transactions contemplated by the Agreement closed on September 30, 2013.

CUSIP No. 351038 104

Item 4.                      Purpose of the Transaction

The Reporting Persons received the Shares in connection with the acquisition by the Issuer of the outstanding shares of 4Cable-SC through a voluntary share exchange with the shareholders of 4Cable-SC, including the Reporting Persons under the Agreement.

Subject to on going evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           The Reporting Persons beneficially own 8,038,140 shares of Common Stock, which represent approximately 18.04% of the outstanding shares of Common Stock.

(b)           The Reporting Persons have the shared power to vote and the shared power to dispose of 8,038,140 shares of Common Stock, which represent approximately 18.04% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

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Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.                   Material to be Filed as Exhibits

Joint Filing Agreement.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 30, 2013	/s/Steven K. Richey
Steven K. Richey

/s/Susan Richey
Susan Richey

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the common stock of 4Cable TV International, Inc. beneficially owned by each of them.  This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 30th day of September, 2013.

/s/Steven K. Richey
Steven K. Richey

/s/Susan Richey
Susan Richey